File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
tle@sunshinecable.com

07022405

March 28, 2007

SUPPL

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Interim Report
   Nine Month Report, filed March 26, 2007
   - Financial Statement ended January 31, 2007
   - and Interim Management Discussion and Analysis to March 22, 2007
2. Company News Releases:
   - January 25, 2007 – $412,500 Non Brokered Private Placement and WO Project Update
   - February 22, 2007 - Private Placement $412,500 Closes and Levano Joins Board of Directors
   - March 26, 2007 - $800,000 Non Brokered Private Placement announced
3. Other:
   - Fact Sheet, updated, March 2007
4. February 21, 2007 Toronto Stock Exchange letter accepting for filing documentation for Non-Brokered Private Placement announced January 25, 2007. Also attached Form 4B PRIVATE PLACEMENT NOTICE FORM filed by Kettle River Resources Ltd. February 25, 1007 to Toronto Stock Exchange.
5. Material Change Report – Form 51-102F3 dated February 22, 2007.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements,
President and Director

dew 4/10

Encl.

C:\Documents and Settings\HP_Administrator\Desktop\KRR\compliance-mailout-ltrs\Current 010107-to-\Ltr-A-032807.doc
3/28/2007

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

3rd quarter
January 31, 2007

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the nine months ended January 31, 2007 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	January 31, 2007	April 30, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 96,106**	$ 208,125
Accrued interest and other amounts receivable	**17,291**	5,295
Marketable securities (Note 3)	**74,098**	76,592
Prepaid expenses	**1,603**	3,926
	189,098	293,938
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 5)	**67,858**	70,600
Mineral Properties (Note 6)	**4**	4
	$ 261,960	$ 369,542
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**341,581**	20,361
Shareholders' and director's loans (Note 8)	**5,278**	431
	346,859	20,792
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**10,585,215**	9,886,361
Contributed Surplus	**155,178**	62,071
Deficit accumulated in the exploration stage – Statement 2	**(10,825,292)**	(9,599,682)
	(84,899)	348,750
	$ 261,960	$ 369,542

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended January 31,		For nine months ended January 31,	
	2007	2006	**2007**	2006
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	$ **17,154**	$ 484,619	$ **423,768**	$ 719,965
Less: Government Assistance	**7,098**	-	**(48,191)**	-
	24,252	484,619	**375,577**	719,975
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**26,593**	13,647	**55,366**	38,826
Advertising, promotion & printing	**1,863**	14,052	**22,876**	28,453
Amortization	**141**	176	**423**	529
Financial consulting	**9,000**	-	**9,000**	-
Licenses, insurance, and transfer agent fees	**6,373**	10,905	**21,122**	28,556
Management, salary & wages (net of recoveries)	**13,332**	13,407	**27,759**	31,265
Office & sundry	**13,211**	1,199	**14,818**	5,036
Office building expenses	**1,460**	2,119	**5,085**	5,214
Stock compensation expense	**31,036**	31,036	**93,107**	31,036
Telephone	**656**	305	**1,406**	1,035
Travel and accommodation	**3,632**	9,330	**10,155**	24,486
	107,297	96,176	**261,117**	194,436
OTHER EXPENSES (INCOME)				
Gain on sale of securities	**912**		**22,059**	
Gain on disposal of capital assets	-	110	**1,502**	110
Interest and US Exchange adjustment	**3,427**	2,445	**4,402**	3,765
	(4,339)	(2,555)	**(27,963)**	(3,875)
GAIN (LOSS) FOR THE PERIOD	**(127,210)**	(578,240)	**(608,731)**	(910,536)
DEFICIT, BEGINNING OF PERIOD	$ **10,081,203**	$ 8,663,712	$ **9,599,682**	$ 8,331,416
Resale of Treasury Shares	**616,879**	-	**616,879**	-
DEFICIT, END OF PERIOD	$ **10,825,292**	$ 9,241,952	$ **10,825,292**	$ 9,241,952
Gain (Loss) per share, basic and diluted	**($ 0.01)**	$ (0.04)	$ **(0.06)**	$ (0.08)
Weighted average number of Shares outstanding	**11,055,524**	8,664,818	**11,046,249**	8,664,818

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended January 31,		For nine months ended January 31,	
	2007	2006	**2007**	2006
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($127,210)**	($578,240)	**($608,731)**	($910,536)
Add: Items not involving cash				
Amortization	**912**	1,059	**2,738**	3,176
Gain on sale of Securities	**(912)**		**(22,059)**	
Gain on disposal of capital assets	**-**	-	**(1,502)**	-
Stock compensation	**31,036**	31,036	**93,107**	31,036
	(96,174)	(546,145)	**(536,447)**	(876,324)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**1,911**	1,815	**2,323**	990
Decrease (increase) in accounts receivable	**45,481**	13,193	**(11,996)**	984
Advance for future Private Placement	**-**	(115,630)	**-**	
Increase (decrease) in amounts due to directors	**4,431**	58	**4,847**	3,448
Increase (decrease) in accounts payable	**(5,292)**	10,624	**321,220**	15,554
	(49,643)	(636,085)	**(220,053)**	(855,348)
Cash Flows from Financing Activities				
Shares issued for cash	**-**	993,225	**-**	1,280,725
Treasury shares resold for debt	**81,975**	-	**81,975**	-
	81,975	993,225	**81,975**	1,280,725
Cash Flows from Investing Activities				
Acquisition of capital assets	**-**	-	**-**	-
Proceeds from sale of securities	**1,120**	-	**24,554**	-
Proceeds from sale of capital assets	**-**	-	**1,505**	-
	1,120	-	**26,059**	-
Increase (decrease) in Cash	**33,452**	357,140	**(112,019)**	425,377
Cash, and term deposits, beginning of period	**62,654**	197,464	**208,125**	129,227
Cash and term deposits, end of period	**$ 96,106**	$ 554,604	**$ 96,106**	$ 554,604
Supplementary Schedule				
Amortization of capital assets to mineral properties	**$ 772**	$ 883	**$ 2,316**	$ 2,647
Non-monetary transactions				
Stock compensation	**$ 31,036**	$ 31,036	**$ 93,107**	$ 31,036

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

for the Three and Nine months ended January 31, 2007 and 2006

Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital deficit of $157,761 as at January 31, 2007 and has accumulated losses of $10,825,292. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 11,297,611 for net proceeds of $10,585,215 averaging $0.94 per share. The shares traded on March 22, 2007 at $0.22.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accept accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2006.

3. MARKETABLE SECURITIES

	January 31, 2007	April 30, 2006
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 76,592	$ 76,592
Disposals during the period	2,494	Nil
Closing balance – lowest recorded market price	$ 74,098	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has two directors in common with the Company. The Company on January 31, 2007, owned 1,782,582 New Nadina common shares representing 8.12% of the issued shares. The quoted market value of the common shares was $0.21 on January 31, 2007.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company has the ability to exercise significant influence as a result of share ownership, management and board representation (*Note 3)*.

5. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	January 31, 2007 Net Book Value	April 30, 2006 Net Book Value
Land		$10,000	$ Nil	$10,000	$10,000
Paving	8%	4,860	2,658	2,202	2,343
Buildings	4%-5%	86,401	35,175	51,226	52,810
Mining equipment	30%	117,557	115,525	2,032	2,622
Office equipment	20%	53,972	51,576	2,396	2,819
Trailer	30%	8,890	8,888	2	5
Automobiles	30%	0	0	0	1
		$281,680	$ 213,822	$ 67,858	$70,600

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Nine months ended January 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended January 31,2007	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$2,316	$	$	$	$ 2,316
Assaying	3,311				3,311
Assessment, filing fees, membership	2,968				2,968
Direct charges – wages	5,400	9,450	100		14,950
Exploration costs 1)	9,424	375,730			385,154
Field supplies	106				106
Legal & miscellaneous	535				8,059
Property costs & acquisition	116	7,524			116
Storage (samples& equipment)	3,842				3,842
Property and Mineral taxes	1,613				1,613
Travel & accommodation	873	460			1,333
Subtotal:	$ 30,504	$ 393,164	$ 100	$ Nil	$ 423,768
Less: Government Assistance	(48,191)				(48,191)
TOTAL:	$ (17,687)	$393,164	$ 100	$ Nil	$ 375,577

Exploration Expenditures by Property For the period ended January 31, 2006	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,648	$	$	$	$ 2,648
Assaying	2,132				2,132
Assessment, filing fees, membership	3,476	250			3,726
Direct charges – wages	9,825	14,700			24,580
Exploration costs 1)	27,306	631,179	55		658,485
Field supplies	142				142
Legal & miscellaneous	-	15,907			15,907
Property costs & acquisition	1,058				1,058
Storage (samples & equipment)	4,657				4,657
Property and Mineral taxes	1,635				1,635
Travel & accommodation	1,096	3,909			5,005
Total:	$ 53,975	$ 665,945	$ 55	$ Nil	$ 719,975

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

6. MINERAL PROPERTIES, continued

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units (approximately 10,000 hectares) of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement where each shareholder is represented on the board by two directors.

The Company has accounted for this investment as a regular mineral property transaction similar to Note 2(f). Therefore, all advances to DHK have been treated as mineral property costs. The Company has met all budget calls as per the Shareholders' Agreement and intends to maintain a minimum of one-third ownership.

WO Claim block, Lac de Gras property

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. ("KCEI") optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned. Claims held under the existing agreement in the WO Claim Block are in the vicinity of the Tli Kwi Cho (DO27). The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine Diamonds Inc. ("Peregrine") in their place and amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing DHK interest to 20%.

In the spring of 2005, 150 tonnes of kimberlite from DO27 produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne. Three independent valuations of diamonds resulted in average values of US$67.20, US$59.95, and US$53.21 per carat with a 1.85 carat diamond valued at between US$1,591 and US$2,063.

During April and May 2005 core drilling designed to twin the Reverse Circulation (RC) holes in the bulk sample for geological information, produced 750 meters of NQ size core in three holes, the deepest ended in kimberlite at 460 meters.

A core-drilling program commenced in July 2005 drilled a total of 2,304 metres in 12 holes. Four were drilled into the main vent of DO-27 while the remaining holes were drilled into the northeastern subsidiary lobe. In addition, 1,174 metres of core drilling were completed in 7 holes at DO-18. Analysis for microdiamonds from drill holes in the main vent of DO-27 returned values consistent with the 2005 bulk sample program.

Results from the more geologically complex northeastern lobe indicate good potential for the presence of large stones as relatively large diamonds (0.59 and 0.28 carats) were obtained from NQ core drill intercepts. Results of micro-diamond samples received from the seven core holes drilled into the DO-18 were considered to be sufficiently encouraging to proceed with acquiring a mini-bulk sample in the summer of 2006.

Between February and May 11, 2006, 566 tonnes of kimberlite was extracted from DO-27 using a large diameter (24") reverse circulation drill (LDRC). Bulk sampling was scheduled to continue in August 2006 on the land-based portion of DO-27 (Northeast Lobe) and that in October 2006 LDRC drilling would begin on the DO-18 kimberlite. Processing of the 566 tonne bulk sample began at the Ekati Diamond Mine Sample Plant on June 15, 2006. On September 5, 2006 we announced 8,855 diamonds larger than 1 mm were recovered from 548 dry tonnes of kimberlite including 49 stones larger than one-half carat and 13 diamonds greater than one carat.

6. MINERAL PROPERTIES,

WO Claim block, Lac de Gras property continued

On November 6, 2006 details of a valuation report prepared by WWW International Diamond Consultants Ltd. on the 2005 and 2006 diamond parcels comprising 508.9 carats was released by the company, the average modeled valuation ranged from US $41 to US $62 per carat using WWW's September 2006 diamond price book.

A further sampling budget of $14million for the DO18 and DO27 northeast lobe kimberlite extraction was approved July 21, 2006. The Company agreed to contribute its portion ($1,049,762) to the August 10, 2006 budget with payment due within 120 days or before December 9, 2006. Agreement to contribute was formally acknowledged on Oct 5, 2006 by DHK management.

While Kettle River paid DHK its 1/3 of the $3,149,287 contribution requirement due Dec. 9, 2006, Dentonia and Horseshoe did not make similar deposits and no amount was paid to the WO JV cash call. This resulted in a dilution of DHK interest to 10.78%:

The reduced DHK interest resulted in Kettle River and Peregrine terminating their business combination arrangement announced on October 26, 2006. Significant expenses were incurred for Fairness Opinion, financial review, Information Circular, property reports for shareholder approval. The loss of opportunity in this instance is significant and Kettle River is exploring options to regain its loss. (NR December 14, 2006)

On February 7, 2007, $381,000 was deposited by Kettle River to cover 50% of the DHK contribution requirements to the WO JV project, the additional amount covering 50% of the non-contributing shareholder portion.

Certain directors of DHK assert that the Company is required to reimburse amounts relating to Dentonia and Horseshoe 1994 DHK costs. The validity of these claims has not been proven. The Company and its management are of the opinion that this assertion is unsubstantiated. In an effort to settle this matter, the Company provided its related expenses during the same period resulting in the matter being settled.

Subsequent to this statement, on February 27, 2007, the 54,319 issued shares at $100 of DHK extinguish all shareholder advances and outstanding liabilities to date with DHK ownership being: both Kettle River and Dentonia Resources Ltd. 36% and Horseshoe Gold Mining Inc. at 28%.

On April 10, 2007 a further DHK contribution of $827,301 is payable to the WO JV.

Pellatt Lake Property

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. Ten claims were acquired by DHK Diamonds Inc. (DHK) in 2000 with a 1% royalty payable to Kennecott Canada Explorations Inc.

Leases were granted in 2006 on the PC9, PC10 and PC13 claims, being the only claims now subject to the 1% Royalty. DHK acquired the NPC1-3 claims by staking in 2000 having an initial expiry date of November 15, 2002. In 2000 Intrepid Geophysics was contracted by DHK to revisit the airborne geophysical data and his report identified in a number of targets recommended for exploration. No exploration work was conducted by DHK. In March 2003, a refundable bond of $16,269 was posted on the three claims.

In 2003 DHK allowed 6 claims (NPC4-9) to lapse at their expiry of January 3, 2003. Dentonia, a shareholder having common directors of DHK, on April 3, 2003 acquired by staking the SWB 1-7 claims covering all six claims formerly held by DHK.

Agreements with Peregrine Diamonds Ltd. dated May 23, 2003 between DHK and Dentonia Resources Ltd (SWB 1-7) claims, and amended September 4, 2004, whereby Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Drilling must be completed by the end of December 2005 (or the end of December 2006 in the event that +10 targets require testing). Once Peregrine vests with 51%, it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years of vesting with 51%. Peregrine has a third option to earn another 10% by financing Dentonia and DHK portions of development to be reimbursed these cots from cash flow plus 2% above Peregrine's financing costs.

6. MINERAL PROPERTIES, continued

Pellatt Lake Property , continued

On March 16, 2007 DHK amended the Peregrine/Pellatt Lake Option Agreements. Peregrine was given the right to drill-test any areas containing geological anomalies identified by the Falcon Survey before to December 31, 2008. Peregrine now has 90 days following December 31, 2008 to determine, select and define target areas for further work, drill tested to exercise its first option to earn 51%. To earn its second option of a further 14% of the target area, Peregrine having earned its 51% has a further five years to conduct a minimum 100 tonne sample. The minimum requirements to complete a bulk sample have been reduced from 200 to 100 tonnes within five years instead of four.

The consideration provided by Peregrine reducing the diamond marketing rights period from ten years to five and the marketing fee from 8% to 5%.

Peregrine has filed assessment work to maintain the claims.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited. During the 2006 program three new kimberlites were discovered and micro diamonds from drilling of previously known kimberlites returned positive results.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires December 1, 2009 subject to the provisions of *The Quarrying Regulations 1957*. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. New Nadina reported that as of November 30, 2006, the amount of $31,459 would now equalize expenditures.

In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**

		No. of Shares	Value
Opening balance May 1, 2006:		11,297,611	$ 10,585,215
Less Issuer Bid shares held by company		(256,000)	(698,854)
Balance at April 30, 2006		**11,041,611**	9,886,361
Issued – Shares for Debt Settlement	(i)	256,000	698,854
Balance at January 31, 2007		**11,297,611**	**$ 10,585,215**

(i) On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt for $81,975 with 256,000 shares which have been held in reserve from previously executed Normal Course Issuer bids.

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued December 5, 2005	1,576,000	$0.75	$1,182,000	December 4, 2006
Expired	(46,000)	$0.75	($34,500)	* December 4, 2006
Balance January 31, 2007 TOTAL	**1,530,000**	$0.75	**$1,147,500**	** December 4, 2007

* The 46,000 warrants issued as part of the Finder's Fee units expired December 4, 2006.

** On November 7, 2006 the TSX Venture Exchange consented to extending the expiry date for 1,530,000 warrants issued to participants at $0.75 for one year to December 4, 2007.

7. **SHARE CAPITAL,** continued

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at January 31, 2007 there were a total of 450,000 options, granted October 27 at an exercise price of $0.50 for a period of five years, to directors. The closing market share price on the business day immediately prior to the grant date was $0.43.

Summary of the Company's options at January 31, 2007:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding January 31, 2007	Price per share	Expiry date
October 27, 2005	450,000	Nil	Nil	450,000	$0.50	October 27, 2010
	450,000	Nil	Nil	**450,000**	**Balance**	

e) **Stock based compensation**

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	January 31, 2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	117 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

During the year ended April 30, 2006, the Company granted options to purchase up to 450,000 shares of the Company at an exercise price of $0.50 per share. The total value of the options granted was calculated to be $186,214 on the grant date. Since the options were granted under a graded vesting schedule, $93,107 of the fair value has been recorded in the Company accounts during the period.

8. **RELATED PARTY TRANSACTIONS**

Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2007, $5,278 is owed to directors. For the period ended January 31st the Company incurred the following expenses with related parties:

	2007	2006
To directors for telephone and office to offset expenses incurred in conducting company affairs	$ 5,400	$ 4,200
To a director who is the president for office management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	57,400	58,300
To directors who are not employees, for administration support.	24,100	15,800
To a director who is a geological engineer for consulting services.	Nil	2,000
Total	$ 86,900	$ 80,300

During the period $52,375 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the Three and Nine months ended January 31, 2007 and 2006
Canadian Funds
Unaudited – Prepared by Management

9. SEGMENTED INFORMATION
No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration

10. SUBSEQUENT EVENTS:

$412,500 non-brokered private placement closed
The Company closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007. This issuance of 2,750,000 shares will result in fully diluted share capital of 18,953,611 including all unexercised warrants and options granted. Warrants to purchasers for 2,750,000 common shares at 25 cents will expire February 22, 2008. The shares, and any shares issued upon exercise of the non transferable warrants are subject to a four month plus one day hold period and may not be traded in British Columbia until June 25, 2007. Finders' fees of 8 per cent were paid for 176,000 common shares and $3,600 in cash. Proceeds from the placement were used for meeting DHK Diamonds Inc. cash call contributions where required to the WO Diamond Project Joint Venture located in the Northwest Territories and for general corporate funds.

Director Changes
As of February 22, 2007 Stephen (Steve) Levano replaced Brian McClay on the board of directors and the audit committee.

DHK Diamonds Inc shares issue
The issues of shareholder contributions and advances in DHK have been settled. Subsequent to this statement, on February 27, 2007, the 54,319 issued shares of DHK extinguish all shareholder advances and outstanding liabilities to date resulting in Kettle River and Dentonia Resources Ltd. each owning 36% and Horseshoe Gold Mining Inc. owning 28% of DHK.

DIRECTOR AND OFFICERS:

Ellen Clements, President and CEO
Larry Widmer, * Corporate Secretary and CFO
Gerald Rayner *
Stephen Levano *

* Members of the Audit Committee

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

Nine months to January 31, 2007

Management Discussion & Analysis

March 22, 2007

Note to Reader

The interim financial statements for the nine months ended January 31, 2007 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

March 22, 2006

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended January 31, 2007

	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,316	$	$	$	$ 2,316
Assaying	3,311				3,311
Assessment, filing fees, membership	2,968				2,968
Direct charges – wages	5,400	9,450	100		14,950
Exploration costs	9,424	375,730			385,154
Field supplies	106				106
Legal and Miscellaneous	535	7,524			8,059
Property costs & acquisition	116				116
Roadwork/reclamation	-				-
Storage (samples& equipment)	3,842				3,842
Property and Mineral taxes	1,613				1,613
Travel & accommodation	873	460			1,333
Subtotal:	$ 30,504	$ 393,164	$ 100	$ Nil	$ 423,768
Less: Government assistance	(48,191)	Nil	Nil	Nil	(48,191)
Total:	$ (17,687)	$ 393,164	$ 100	$ Nil	$ 375,577

During the period ended January 31, 2007 a total of $423,768 (2006 - $719,975) was spent on mineral property activities as shown in the above table.

Third Quarter Update:

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for diamonds in the Northwest Territories and gold in the Greenwood Mining District.

DHK DIAMONDS INC.

Currently DHK owns 10.78% contributing interest in the WO JV Diamond project near Lac de Gras Northwest Territories operated by Peregrine Diamonds Inc., 100% of Pellatt Lake properties currently under option to Peregrine and holds a 1% royalty on the Monument Diamond Property owned 57.49% by New Nadina Explorations Limited.

By attendance and voting at budget meetings, DHK shareholders (Dentonia, Horseshoe & Kettle River) committed to maintain the 20% interest in the WO JV diamond project. On Oct 5, 2006 DHK management notified Peregrine Diamonds Ltd. of their election to contribute to the budget program, payment of just over $3.million being 20% of the sampling budget of $14million for the DO18 and DO27 northeast lobe kimberlite extraction approved July 21, 2006. Kettle River agreed to contribute its portion ($1,049,762.35) to the August 10, 2006 budget with payment due within 120 days or before December 9, 2006.

With large contributions looming, Kettle River management explored various avenues to reduce shareholder dilution and still maintain its indirect 6.67% project interest. A business combination arrangement was announced October 26, 2006 whereby Kettle River shareholders would receive one Peregrine share in exchange for five Kettle River shares.. While Kettle River paid DHK its 1/3 of the $3,149,287 contribution requirement due Dec. 9, 2006, Dentonia and Horseshoe did not make similar deposits and no amount was paid to the WO JV cash call. This resulted in a dilution of DHK interest to 10.78%. The loss of the DHK interest resulted in a material change in Kettle River's assets and termination of the arrangement with Peregrine. Significant expenses were incurred for Fairness Opinion, financial review, Information Circular, property reports for shareholder approval. The loss of opportunity in this instance is significant and Kettle River is exploring options to regain its loss. (NR December 14, 2006)

While the Company, in order to fund its contributions, is subject to shareholder dilution through issuance of significant shares, Kettle River management is dedicated to sustain its DHK position in the belief there is potential for economic diamond production at the DO27 project.

On February 7, 2007, $381,000 was deposited by Kettle River to cover 50% of the DHK contribution requirements to the WO JV project. This covered Kettle River's one third plus 50% of a non-contributing DHK shareholder. Funding was provided from a non-brokered private placement for the issuance of 2,750,000 units at $0.15. Additional funding will be raised for a further contribution of $827,301 that is due to the WO Joint Venture on May 2, 2007 anticipating funding requirements remain the same as previous terms.

Since the year 2001, certain directors of DHK claimed that the Company was required to reimburse amounts relating to certain Dentonia and Horseshoe costs dating back to 1994. In order to settle this matter, Kettle River presented its related expenses during the same period resulting in the matter being settled. On February 27, 2007, the 54,319 issued shares at $100 of DHK extinguish all shareholder advances and outstanding liabilities to date with ownership of DHK being: both Kettle River and Dentonia Resources Ltd. 36% and Horseshoe Gold Mining Inc. at 28%.

DHK - WO Farm Out agreement discussions terminate

The ability for DHK shareholders to use Flow Through ("FT") funds was explored where a direct property interest would be earned in order to qualify with CRA FT tax requirements. DHK rejected a Farm-Out Agreement proposal on Oct 12th and at this time, no further discussion is anticipated as the WO JV agreement disallows any direct interest less than 4% further restricting attempts to dissolve DHK Diamonds Inc.

Summary of Work at DO27

In the spring of 2005, 150 tonnes of kimberlite from DO27 produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne. Three independent valuations of diamonds resulted in average values of US$67.20, US$59.95, and US$53.21 per carat with a 1.85 carat diamond valued at between US$1,591 and US$2,063.

During April and May 2005 core drilling designed to twin the Reverse Circulation (RC) holes in the bulk sample for geological information, produced 750 meters of NQ size core in three holes, the deepest hole ended in kimberlite at 460 meters.

A core-drilling program commenced in July 2005 drilled a total of 2,304 metres in 12 holes. Four were drilled into the main vent of DO-27 while the remaining holes were drilled into the northeastern subsidiary lobe. In addition, 1,174 metres of core drilling were completed in 7 holes at DO-18. Analysis for microdiamonds received for drill holes drilled into the main vent of DO-27 returned values consistent with the 2005 bulk sample program.

Results from the more geologically complex northeastern lobe indicate good potential for the presence of large stones as relatively large diamonds (0.59 and 0.28 carats) were obtained from NQ core drill intercepts. Results of micro-diamond

samples received from the seven core holes drilled into the DO-18 were considered to be sufficiently encouraging to proceed with acquiring a mini-bulk sample in the summer of 2006.

Between February and May 11 2006, 566 tonnes of kimberlite was extracted from DO-27 using a large diameter (24") reverse circulation drill (LDRC). Bulk sampling was scheduled to continue in August 2006 on the land-based portion of DO-27 (Northeast Lobe) and that in October 2006 LDRC drilling would begin on the DO-18 kimberlite. Processing of the 566 tonne bulk sample began at the Ekati Diamond Mine Sample Plant on June 15, 2006. On September 5, 2006 we announced 8,855 diamonds larger than 1 mm were recovered from 548 dry tonnes of kimberlite including 49 stones larger than one-half carat and 13 diamonds greater than one carat.

On November 6, 2006 details of a valuation report prepared by WWW International Diamond Consultants Ltd. on the 2005 and 2006 diamond parcels comprising 508.9 carats was released by the company, the average modeled valuation ranged from US $41 to US $62 per carat using WWW's September 2006 diamond price book.

A further sampling budget of $14million for the DO18 and DO27 northeast lobe kimberlite extraction was approved July 21, 2006. The Company agreed to contribute its portion ($1,049,762) to the August 10, 2006 budget with payment due within 120 days or before December 9, 2006. Concurrence was formally acknowledged on Oct 5, 2006 by DHK management.

As of March 13, 2007 the operator reported that approximately 1,100 tonnes of kimberlite has been extracted as part of the 2007 bulk sample program currently underway at DO-27 via 13 large diameter drill (LDD) holes, ranging from 20 to 28 inches in diameter, have been completed to depths of up to 275 metres. Three LDD rigs are currently drilling on ice in addition to two core rigs that are drilling delineation, pilot and metallurgical holes. Drilling is scheduled to continue to April 15th or longer depending on weather and available unspent budget. There were 12 holes remaining. Processing of this kimberlite is expected to commence on April 1st at the Ekati test plant and is expected to take four months to process. In anticipation of economics, discussions pertaining to a system to removing waste and concentrate the ore thus reducing processing cost were discussed. The project is working to prove or disprove the feasibility of a diamond mine onsite or offsite.

Pellatt Lake Property

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. Ten claims were acquired by DHK Diamonds Inc. (DHK) in 2000 with a 1% royalty payable to Kennecott Canada Explorations Inc.

Leases were granted in 2006 on the PC9, PC10 and PC13 claims, being the only claims now subject to the 1% Royalty. DHK acquired the NPC1-3 claims by staking in 2000 having an initial expiry date of November 15, 2002. In 2000 Intrepid Geophysics was contracted by DHK to revisit the airborne geophysical data and his report identified in a number of targets recommended for exploration. No exploration work was conducted by DHK. In March 2003, a refundable bond of $16,269 was posted on the three claims.

In 2003 DHK allowed 6 claims (NPC4-9) to lapse at their expiry of January 3, 2003. Dentonia, a shareholder having common directors of DHK, on April 3, 2003 acquired by staking the SWB 1-7 claims covering ground formerly held by DHK.

Agreements with Peregrine Diamonds Ltd. dated May 23, 2003 between DHK and Dentonia Resources Ltd. (SWB 1-7) claims, and amended September 4, 2004, whereby Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Drilling must be completed by the end of December 2005 (or the end of December 2006 in the event that +10 targets require testing). Once Peregrine vests with 51%, it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years of vesting with 51%. Peregrine has a third option to earn another 10% by financing Dentonia and DHK portions of development to be reimbursed these costs from cash flow plus 2% above Peregrine's financing costs.

On March 16, 2007 DHK and Dentonia amended the Peregrine/Pellatt Lake Option Agreements. Peregrine was given the right to drill-test any areas containing geological anomalies identified by the Falcon Survey before to December 31, 2008. Peregrine now has 90 days following December 31, 2008 to determine, select and define target areas for further work, drill tested to exercise its first option to earn 51%. To earn its second option of a further 14% of the target area, Peregrine having earned its 51% has a further five years to conduct a minimum 100 tonne sample. The minimum requirements to complete a bulk sample have been reduced from 200 to 100 tonnes within five years instead of four.

The consideration provided by Peregrine reducing the diamond marketing rights period from ten years to five and the marketing fee from 8% to 5%. Peregrine has filed assessment work to maintain the claims. On March 13, 2007 an update was provided as to the 2007 program. Heavy mineral sampling results have just recently been received and interpretation is in progress. Initial results suggest sources other than the one known kimberlite may exist on the Pellatt Lake property. Plans are being finalized, for an aggressive exploration program.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited. During the 2006 program three new kimberlites were discovered and micro diamonds from drilling of previously known kimberlites returned positive results.

During the period ended January 31, 2007, DHK related costs were $393,164 (2006 – $665,945) and mainly consisted of expenses related to diamond drilling, kimberlite analyses, geophysics and costs related to the extraction of 566 tonnes of kimberlite with results reported in the News Release September 5, 2006. Since April 30, 2006, the Company has contributed $393,164 to DHK for exploration and operations and as of December 11, 2006 the DHK contributing interest has been diluted from 20% down to 10.78%.

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $100 (2006 - $55) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $52,852 in order to equalize previous expenditures. The Company spent $Nil (2006 - $ Nil) on the property during the period.

Results have been received from the 2006 till sampling were not encouraging and pending confirmation from the qualified person in charge of the project, the property will be dropped.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA:

Greenwood Area Expenditure breakdown by property for the period ended January 31, 2007

	Phoenix	Bluebell	Rads	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 579	$ 579	$	$	$	$	$ 1,158	$	$ 2,316
Assaying	1,929	1,382							3,311
Assessment, filing fees, membership	1,762	628				206	250	122	2,968
Direct charges – wages	2,800	2,000		600					5,400
Exploration costs	4,867	4,407			100	50			9,424
Field supplies	53	53							106
Property costs & acquisition				116					116
Legal	535								535
Storage (samples& equipment)	1,248	1,218					1,376		3,842
Property and Mineral taxes	1,264	349							1,613
Travel and accommodation	437	436							873
Subtotal:	15,474	11,052	Nil	716	100	256	2,784	122	30,504
Less Government assistance	(48,191)								(48,191)
Total:	$(32,717)	$ 11,052	$ Nil	$ 716	$ 100	$ 256	$ 2,784	$122	$(17,687)

Specific Greenwood Area Property Summary:

Phoenix Mine Area

During the period a total of $15,474 was expended (2006 - $15,504). Recording of work programs and generation of reports with wage costs of $2,800.

During July 2006, a prospecting and rock sampling program was carried out on the Phoenix and adjoining Bluebell properties. The objectives of the program were to assess the potential for epithermal style mineralization in and to the south of the Phoenix pit, to prospect for limestone-hosted epithermal style mineralization on the Bluebell property, and to locate, sample and evaluate the Maple Leaf showing, which had been untested by any recent work

The results were encouraging and further work has been recommended by Linda Caron, M.Sc., P.Eng. qualified person in charge of the program. Areas of anomalous Au, Ag and As from previous soil geochemical surveys would be ground located and prospected and excavator trenching is recommended to provide better exposure of the epithermal system in the War Eagle area (and in areas of interest resulting from the program) for detailed mapping and sampling. Work is also recommended to better expose the Rawhide vein and to test the on-strike extent to the east and west with follow-up diamond drilling to test both the vein and epithermal system at depth.

Phoenix Tailings property

Costs of $716 (2006 - $1,567) during the period.

Haas Property

Costs of $100 (2006 – $600) during the period.

Bluebell-Summit Property

Limited exploration was conducted and costs of $11,052 (2006 - $6,139) relate to sample and core storage, mineral taxes and wage costs. Refer to work description described under Phoenix Mine Area.

Tam O'Shanter

Costs of $2,784 (2006 - $6,161) related to sample and core storage and the balance for fees and amortization expense.

Niagara Property

Costs of $122 (2006 - $11,814) during the period.

Arcadia (Skylark) Property

Expenditures of $256 (2006 - $3,651) relate to office expense.

Rads Property

Costs of $ Nil (2006 – $8,539) related to wages and property costs.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2005 and April 30, 2006 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
3rd Quarter 2007	$(127,210)	(0.01)	$261,960	$346,859
2nd Quarter 2007	(299,176)	(0.03)	277,020	347,720
1st Quarter 2007	(182,345)	(0.02)	219,994	22,553
4th Quarter 2006	(357,730)	(0.04)	369,542	20,792
3rd Quarter 2006	(578,240)	(0.04)	710,995	35,550
2nd Quarter 2006	(211,208)	(0.03)	369,922	140,498
1st Quarter 2006	(121,088)	(0.02)	394,102	22,220
4th Quarter 2005	(46,787)	(0.01)	290,768	16,548

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the nine month period ended January 31, 2007.

For the current period, the Company experienced a net loss of $608,731 or $0.06 per share compared to a loss of $910,536 or $0.08 per share the previous year.

Operating expenses of $261,117 for the period, arising from general and administrative costs, (2006 - $194,436) increased from the previous year. During the current year period, travel & accommodation decreased by $14,331, stock compensation costs were $93,107 (2006 - $31,036), office and sundry expense increased by $9,782, accounting, audit and legal increased by $16,540, licences, insurance and transfer agent fees decreased by $7,434, management, salary & wages decreased by $3,506 while

advertising promotion and printing decreased by $5,577. A financial consulting expense of $9,000 was incurred in the period (2006 – Nil) related to a Fairness Opinion.

Property exploration costs decreased to $423,768 from $719,975 during the same period the previous year and the decrease is mainly attributed to lower exploration costs on the DHK WO Project. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

A British Columbia Mining Exploration Tax Credit receivable of $48,191 unrecognized in previous years but relating to exploration expenses incurred in 2004, 2005 and 2006 is reported in the current period as government assistance.

The Company's six month statement to October 31, 2006 had recorded this government assistance receivable for the years 2004 and 2005 as $55,289. A subsequent review has determined that the correct amount receivable with respect to these two years was $36,920. This reduction of $18,369 has been deducted from government assistance of $11,271 related to 2006 with the net amount of ($7,098) reported in the interim statement for the three months ended January 31, 2007.

The Company has a working capital deficit of $157,761 as at January 31, 2007 and has accumulated losses of $10,825,292. Since inception, the Company has been successful in funding its operations and at January 31, 2007 had net issued shares of 11,297,611 for net proceeds of $10,585,215 averaging $0.94 per share. Kettle River shares traded at $0.22 on March 22, 2007. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

Of the $341,581 payable, $298,228 is due and repayable to Peregrine Diamonds Ltd. on May 1, 2007 for advances under the terms of the terminated business arrangement.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

The company sold 60,000 shares of New Nadina Explorations Limited realizing net proceeds of $24,554 to hold 1,782,582 shares.

Management changes during the period

Current directors and officers are: Ellen Clements, Larry Widmer, Gerald Rayner and Stephen Levano. Ellen Clements is President and Chief Executive Officer and Larry Widmer, B.Comm., is Chief Financial Officer and Corporate Secretary.

On February 22, 2007 the Company reported that Stephen (Steve) Levano replaced Brian McClay on the board of directors and the audit committee. Steve has been involved as a shareholder of the Company for over 10 years. He has an extensive business and education background and possesses a BA in Economics, a MBA in International Finance and has over 30 years of investment experience with natural resource companies.

Financing Activities

Share Capital

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**		**No. of Shares**	**Value**
Opening balance May 1, 2006:		11,297,611	$ 10,585,215
Less Issuer Bid shares held by company		(256,000)	(698,854)
Balance at April 30, 2006		**11,041,611**	9,886,361
Issued – Shares for Debt Settlement	(i)	256,000	698,854
Balance at January 31, 2007		**11,297,611**	**$ 10,585,215**

(i) On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt for $81,975 with 256,000 shares held in reserve from previously executed Normal Course Issuer bids.

Warrants outstanding:

On November 7, 2006 the TSX Venture Exchange granted approval extending, by one year, 1,530,000 warrants to December 4, 2007. These were associated with the December 5, 2005 private placement priced at $0.75.

Private Placement completed

On February 22, 2007, the Company closed the $412,500 non-brokered private placement announced January 25, 2007 following TSX Venture Exchange acceptance on February 21, 2007, Submission No. 122223. Issuance of 2,750,000 shares will result in fully diluted share capital of 18,953,611. Non transferable warrants to purchase 2,750,000 common shares at 25 cents will expire February 22, 2008. The shares, and any shares from exercise of warrants may not be traded until June 25, 2007. Funds were mainly used to pay DHK Diamonds Inc. for $381,000 being 50% of the Feb 7, 2007 contribution to the WO JV Diamond Project at Lac de Gras NWT.

Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at January 31, 2007 there were 450,000 (January 31, 2006 – 850,000) options outstanding.

Summary of the Company's options at January 31, 2007:

Date	**Number granted**	**Exercised**	**Expired or Cancelled**	**Number outstanding January 31, 2007**	**Price per share**	**Expiry date**
October 27, 2005	450,000	Nil	Nil	450,000	$0.50	October 27, 2010

Liquidity

The financial statements for the period ended January 31, 2007 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At January 31, 2007, Kettle River had working capital deficit of $157,761 compared to working capital of $273,146 at April 30, 2006.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2006 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At January 31, 2007, there is a receivable from New Nadina Explorations Limited for $13,128. Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2007, $5,278 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended January 31, 2007 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

$412,500 NON BROKERED PRIVATE PLACEMENT WO PROJECT UPDATE

January 25, 2007: Kettle River Resources Ltd.(TSX-V: KRR) (the "Company") announces that it has entered into a non-brokered private placement raising up to **$412,500 CDN at $0.15** issuing up to 2,750,000 units. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share of the Company for a period of one year from closing at an exercise price of $0.25 per share.

Allowable commission may be payable in cash or securities, or a combination of both, in compliance with the guidelines of the TSX Venture Exchange policies.

The share price at the close of trading on January 25, 2007 was $0.15.

Proceeds from the placement will be used for meeting DHK Diamonds Inc. cash call contributions where required to the WO Diamond Project Joint Venture located in the Northwest Territories and for general corporate funds. The private placement proposed herein is subject to all necessary regulatory approvals.

PEREGRINE DIAMONDS LTD. report on the WO DIAMOND PROJECT

"AMEC TO COMPLETE A PRELIMINARY TECHNICAL ASSESSMENT: Peregrine Diamonds Ltd. has awarded the contract to complete an internal preliminary technical assessment on its WO diamond project, Northwest Territories, Canada, to Amec."

"Amec is an international project management and services company that employs more than 20,000 people worldwide. From managing exploration and testwork through to providing comprehensive EPCM services, Amec has played integral roles in most of the diamond projects under development in Canada, including BHP Billiton's Ekati diamond mine as well as De Beers's Snap Lake and Victor diamond projects."

"The preliminary technical assessment will include a conceptual model of a potential diamond mine and will examine several operating scenarios and development concepts, focusing on kimberlite processing, waste rock disposal, water management and overall project footprint. The PTA is scheduled to be completed during the summer of 2007 and will be used by Peregrine for internal planning purposes and for assistance with any future environmental studies."

"The large-diameter bulk sample drilling program currently under way on the DO-27 kimberlite has, to date, completed five large-diameter holes, totalling approximately 601 metres, on the land-based portion of the northeast lobe. Using an average specific gravity of 2.0 grams per cubic centimetre, this equates to a total of approximately 322 wet tonnes of kimberlite. A second large-diameter drill rig has been set up on its first drill hole location and is expected to begin drilling on Jan. 26, 2007."

"It is currently unknown whether this pace of production will be maintained during the upcoming ice-based drilling phase. Ice building activities on the DO-27 lake have been successful in creating approximately 70 inches of ice, with a minimum of 80 inches required to safely support the weight of all the drilling equipment. With the continued cold weather, it is anticipated that this minimum will be reached in early February, 2007."

"Peregrine has been advised that BHP Billiton will process this year's bulk sample at the bulk sample test facility at BHP Billiton's Ekati diamond mine. This is important as the proximity of Ekati should allow Peregrine to drill and ship samples later in the season than if the samples had to be transported via the main Tibbitt to Contwoyto ice road to Yellowknife, and onward for processing."

ON BEHALF OF THE BOARD

Ellen Clements, Director

For further information contact Ellen Clements at 1 800 856- 3966 or Larry Widmer 250 878 5099

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

Private Placement $412,500 Closes
Levano Joins Board of Directors

February 22, 2007: Kettle River Resources Ltd.(TSX-V: KRR) (the "Company") announces that Stephen (Steve) Levano has replaced Brian McClay on the board of directors and the audit committee. Steve has been involved as a shareholder of the Company for over 10 years and has an extensive business and education background. He possesses a BA in Economics and a MBA in International Finance and has over 30 years of investment experience with natural resource companies. Steve has operated a petroleum analysis and vessel inspection business. The company performs U.S. Customs approved custody transfers in the New York Harbor region. Larry Widmer and Ellen Clements are the directors currently representing Kettle River on the board of DHK Diamonds Inc.

The Company announces it has closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007, Submission No. 122223. This issuance of 2,750,000 shares will result in fully diluted share capital of 18,953,611 and includes all unexercised warrants and options granted.

Warrants to purchasers for 2,750,000 common shares at 25 cents will expire February 22, 2008. The shares, and any shares issued upon exercise of the non transferable warrants are subject to a four month plus one day hold period and may not be traded in British Columbia until June 25, 2007, except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

Pro group participation: Brock Aynsley, 325,000; David Elliot, 100,000; David Shepherd, 100,000; Andrew Williams, 100,000. Insider participation: Ellen Clements, 23,334; Gerald Rayner, 40,000.
Finders' fees: of 8 per cent paid for a total of 176,000 common shares and a total of $3,600 paid in cash.

ON BEHALF OF THE BOARD

Ellen Clements, Director

For further information contact Ellen Clements at 1 800 856- 3966 or Larry Widmer 250 878 5099

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259

$800,000 NON BROKERED PRIVATE PLACEMENT

March 26, 2007: Kettle River Resources Ltd.(TSX-V: KRR) (the "Company") announces that it has entered into a non-brokered private placement raising up to **$800,000 CDN at $0.20 issuing up to 4,000,000 units.** Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share of the Company for a period of one year from closing at an exercise price of $0.30 per share.

Allowable commission may be payable in cash or securities, or a combination of both, in compliance with the guidelines of the TSX Venture Exchange policies.

The share price at the close of trading on March 26, 2007 was $0.20.

Proceeds from the placement will be used for meeting DHK Diamonds Inc. cash call contributions where required to the WO Joint Venture Diamond Project located in the Northwest Territories and for general corporate funds. The private placement proposed herein is subject to all necessary regulatory approvals.

On Behalf of the Board,

Ellen Clements,
Director, President & CEO

For further information contact Ellen Clements at 1 800 856- 3966
or Larry Widmer 250 878 5099

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kettle River Resources Ltd. KRR.V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
Email: kettle@sunshinecable.com

Lac de Gras Diamond Project

Kettle River Resources Ltd. owns 36% of DHK Diamonds Inc., a privately held company that owns a 10.78% participating interest in the WO Diamond Project at Lac des Gras, NWT operated by Peregrine Diamonds Inc. Currently, a 2000 tonne bulk sample is underway on the DO27 kimberlite pipe with the objective of obtaining 2000 carats. Combined with the 2005/2006 bulk samples taken, the project will have a large enough sample to properly assess the diamond values to determine the economics of the project. Diamond counts and values are expected by September 2007. DHK Diamonds Inc. also owns additional diamond property at Pellatt Lake NWT and has retained a 1% NSR on the Monument Property at Lac des Gras, NWT.

New Nadina Explorations Limited

Kettle River owns 1.7M shares (8%) of New Nadina Explorations Limited (NNA-V: TSX), the operator and 57.49% owner of the Monument Diamond Project, located at Lac de Gras, NWT. Significant diamond populations were found in all five kimberlite pipes tested in 2006. The largest diamond this year came from NIC weighing 0.17 carats. Diamond sieve data suggests further sampling is required on all five kimberlite bodies. Crews conducted ground gravity, magnetics, EM geophysical surveys and till sampling to develop new exploration targets for 2007.

In 2007 the exploration team plans to continue high-density ground geophysics to identify further targets and drill untested high-potential geophysical targets and mini-bulk sample several kimberlites for estimates of diamond grade and value indication.

Greenwood Mining District

Kettle River Resources Ltd. owns a large land position within the Greenwood Mining District. This area covers approximately 25 square miles. Generally all land held has positive exploration potential or contains proven ore reserves although there are no production areas at the present time. Gold and copper were originally discovered in the Greenwood Mining District in the late 1800's. Recent economic discoveries in nearby areas (by other companies) indicate there are more ore bodies to be found. This area is located in central British Columbia on the Washington border.

Corporate Profile

Kettle River (TSX-KRR) was formed in 1980 to explore the historic gold/copper rich properties in the Greenwood Mining District in southern British Columbia. The Phoenix Mine produced an estimated 300,000 tons of copper and one million ounces of gold so the search for gold continues. Since Kettle River's discovery of the Sylvester K gold deposit at Phoenix in 1982, the company has been involved in numerous exploration ventures throughout North America searching for gold, silver, copper and diamonds.

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, BComm, CFO
Stephen Levano, BA, MBA
Gerald Rayner, Geol., P.Eng.

Shares Issued

14,223,611 shares issued
18,953,611 fully diluted at March 22, 2007

RECEIVED
2007 APR -9 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX venture EXCHANGE

February 21, 2007

Via Fax: 1(250) 445-2259

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street
Greenwood, BC
V0H 1J0

Attention: Ellen Clements

Dear Sirs\Mesdames:

Re: KETTLE RIVER RESOURCES LTD. ("KRR")
Private Placement-Non-Brokered – Submission #122223

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 25, 2007:

Number of Shares:	2,750,000 shares
Purchase Price:	$0.15 per share
Warrants:	2,750,000 share purchase warrants to purchase 2,750,000 shares
Warrant Exercise Price:	$0.25 for a one year period
Number of Placees:	24 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P /**	**# of Shares**
Brock Aynsley	P	325,000
Ellen Clements	Y	23,334
David Elliot	P	100,000
Gerald Rayner	Y	40,000
David Shepherd	P	100,000
Andrew Williams	P	100,000

Finder's Fee: 8% of the number of units placed payable in common shares or 8% of the proceeds raised payable in cash as follows:

- 40,000 shares payable to Bolder Investment Partners Ltd.
- 22,000 shares payable to Northern Securities Inc.
- 80,000 shares payable to Haywood Securities Inc.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **Kettle River Resources Ltd.** (the "Issuer").

   Trading Symbol: **KRR**.

2. Date Price Reservation Form Filed: ______________.

   Date of News Release announcing Private Placement: **January 25, 2007**.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☒ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$412,500**

5. Proposed use of proceeds:

   Exploration and working capital purposes

6. (a) Description of shares to be issued:

(i) Class: **Common** ______.

(ii) Number: ______ **2,750,000**.

(iii) Price per security: ______ **$0.15**.

(b) Description of Warrants to be issued:

(i) Number of Warrants: ______ **2,750,000**.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: ______ **2,750,000**.

(iii) Exercise price of Warrants: Year 1: **$0.25** ______ Year 2: ______

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: **12 months from date of closing**

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: **N/A** ______.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: ______ **5,500,000**

7. Issued and outstanding Listed Shares at the date of the price reservation: ______ **18,823,611**

Broker ff wts at 75¢ – 46,000 Wts Exi Dec 4/06

FF shares issued Feb 22/07 176,000

18,953,611

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder (if different than Column 1)	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup= P
Brock Aynsley 3893 Casorso Rd Kelowna BC V1W 4R7	Gundyco ITF Brock Anysley Acct 501 9762227 161 Bay St. Toronto, ON M5J 2S8	325,000	650,000	0.03	P
Kenneth A. Caldwell and Denean K. Caldwell 31 Shuswap River Dr. PO Box 441 Lumby, BC V0E 2G0	Pacific International Securities Inc. Acct #025-1382-8 1900 - 666 Burrard St. Vancouver BC V6C 3N1	40,000	87,000	0.00	
Ellen Clements PO Box 416 Greenwood, BC V0H 1J0		23,334	1,370,138	0.07	I
Keith Corbett #104 345 Reid St., Quesnel, BC V2J 2M5	Penson Financial Services ITF Keith Corbett Acct #3QEQ28T #2050-505 Burrard Street Vancouver, BC V7X 1M6	100,000	204,500	0.01	
John Day 4368 West 8th Ave Vancouver, BC V6R 2A1	Haywood Securities ITF John Day 2000 - 400 Burrard St. Vancouver, BC V6C 3A6	100,000	200,000	0.01	
Gus Detchkoff 6003 Embree Place Summerland, BC V0H 1Z4		40,000	105,000	0.01	
Mario Dupuis 1595 Algonquin Fabreville, QC H7P 4R5		100,000	200,000	0.01	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder (if different than Column 1)	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Tony Dyck 8299 OK Landing Rd Vernon, BC V1H 1J5	Penson Financial Services, ITF Tony Dyck Acct #3QEKBLA #2050-505 Burrard Street Vancouver, BC V7X 1M6	135,000	270,000	0.01	
David Elliott 2466 Westham Island Road Delta, BC V4K 3N2	Haywood Securities ITF David Elliott 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	100,000	260,000	0.01	P
Terry Evancio 7643 Garfield Drive Delta, BC V4C 4E6	Haywood Securities ITF Terry Evancio 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	100,000	225,000	0.01	
Fred Fortier 139 Pine St. Sudbury, ON P3C 1X2		66,666	133,332	0.01	
Goosly Resources Ltd. 800 -1450 Creekside Dr Vancouver, BC V6J 5B3	Haywood Securities ITF Goosly Resources Ltd. Acct #BM2-0021-C 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	500,000	1,000,000	0.05	
Laurence Guichon 4260 River Road West Delta, BC V4K 1S1	Haywood Securities ITF Laurence Guichon 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	100,000	219,000	0.01	
Millerd Holdings Ltd. 833 3rd Street West North Vancouver, BC V7P 3K7	Haywood Securities ITF Millerd Holdings Ltd. 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	200,000	450,000	0.02	
Gerald H. Rayner 626 Duchess Ave., Vancouver, BC V7T 1G7		40,000	198,500	0.01	I
Remap Management Ltd. 800 475 West Georgia St. Vancouver, BC V6B 4M9	Haywood Securities ITF Remap Management Ltd. 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	100,000	200,000	0.01	
Roland Schemel 5240 Gulf Place West Vancouver, BC V7W 2V9		100,000	305,000	0.02	
Nick Segounis 7691 Willowfield Dr.	Global Securities Corp. ITF Nick Seqounis	100,000	200,000	0.01	

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder (if different than Column 1)	# of Shares Purchased	**Post- closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup= P
Richmond, BC V7C 4S8	RRSP #155-7974-3 11th Flr Three Bentall Ctr 595 Burrard St Vancouver, BC V7X 1C4				
David Shepherd 13539 26th Ave. White Rock, BC V4A 6C2	Haywood Securities ITF David Shepherd 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	100,000	225,000	0.01	P
Lorne Siemens 7252 Silverstar Rd Vernon, BC V1B 3P2	Penson Financial Services ITF Lorne Siemens, Acct #3QEJ75A #2050-505 Burrard Street Vancouver, BC V7X 1M6	40,000	80,000	0.01	
Annie Tindall Box 1333 705 4th St. Grand Forks, BC V0H 1H2		40,000	90,600	0.00	
Timothy Turyk 6891 Cypress Street Vancouver, BC V6P 5L0	Haywood Securities ITF Timoth Turyk 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	100,000	220,000	0.01	
Alain Valiquette 1327 Hurtubise Gaineau, QC J8P 7C2		100,000	200,000	0.01	
Andrew Williams 2707 198 Aquarius Mews Vancouver, BC V6Z 2Y4	Haywood Securities ITF Andrew Williams 2000 - 400 Burrard St. Vancouver, BC V5C 3A6	100,000	200,000	0.01	P
TOTAL		2,750,000			

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

____

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☒ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Name & Address	8% of	Shares issued (d)
Haywood Securities Inc, ITF Bolder Investment Partners Ltd., 800 – 1450 Creekside Dr. Vancouver, BC V6J 5B3	500,000	40,000
Northem Securities Inc. #2050 505 Burrard St. One Bental Centre Vancouver, BC V7X 1M6	275,000	22,000
Haywood Securities 2000 – 400 Burrard St. Vancouver, B.C. V6C 3A6	1,000,000	80,000
Gabriela Gates Ste 9 – 636 Clyde Ave. West Vancouver, BC V7T 1E1	100,000	8,000
Gundyco , ITF Brock Aynsley 161 Bay St. Toronto, ON M5J 2S8	325,000	26,000
Total:	2,200,000	176,000

<u>See Above –8% payable in share.</u>

(c) Cash

Name & Address	8% of	CASH
J. Boileau, 1327 Hurtubise, Gatineau, Qc J8P 7C2	$30,000	$2,400
Global Securities Corp, 1100- 595 Burrard Street, Vancouver, BC V7X 1C4	$15,000	$1,200
Total:	$45,000	$3,600

(d) Securities _**(see above)** **common shares**

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option ____________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer. **NONE**

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☒ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☒ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☒ No ☐

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☒ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   Yes ☒ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☒ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☒ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☒ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☒ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☒ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______ Nil .

(ii) For Previous Expedited Private Placements: ______ Nil .

(iii) For this transaction: ______ 2,750,000

Total ((i) + (ii) + (iii)): ______ 2,750,000

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No ☒
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☒ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

   N/A

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: **February 15, 2007**

Ellen Clements
Name of Director

Signature

Director
Official Capacity

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Kettle River Resources Ltd.
   Box 130, 298 Greenwood Street,
   Greenwood, B.C. V0H 1J0

   (250) 445-6756

2. **Date of Material Change**

   February 22, 2007

3. **News Release**

   February 22, 2007

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5.1 **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5.2 **Disclosure for Restructuring Transactions**

   This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.

   Not Applicable

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   The President and Director of the Company, Ellen Clements is knowledgeable about the material change. She may be contacted at 1(800)856.3966 or Larry Widmer, also a Director of the Company at 1(250)878.5099.

9. **Date of Report**

   February 22, 2007

END